TGC Industries, Inc.

101 E. Park Blvd., Suite 955

Plano, Texas 75074

December 31, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:                 H. Roger Schwall

Assistant Director, Division of Corporation Finance

Re:                             TGC Industries, Inc.

Registration Statement on Form S-4

Filed November 6, 2014, as amended (the “Registration Statement”)

File No. 333-199922

Dear Mr. Schwall:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TGC Industries, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 11:00 AM, Eastern Time, on December 31, 2014, or as soon thereafter as practicable. Pursuant to our telephone conversations with the staff of the Securities and Exchange Commission (the “Commission”), we understand that the Commission has waived the provisions in Rule 461 that would otherwise require this acceleration request to be submitted not later than the second business day prior to the desired date of effectiveness.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: W. Scott Wallace at (214) 651-5587 or Matthew L. Fry at (214) 651-5443.

Very truly yours,

TGC Industries, Inc.

By:	/s/ Wayne A. Whitener
Name: Wayne A. Whitener
Title: President and Chief Executive Officer

cc:                                Wayne A. Whitener, TGC Industries, Inc.

W. Scott Wallace, Haynes and Boone, LLP

Matthew L. Fry, Haynes and Boone, LLP

Wei Lu, Staff Accountant

Paul Monsour, Staff Attorney

Laura Nicholson, Senior Counsel